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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               LENOX BANCORP, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                   526253-10-9
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
                      -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 526253-10-9                13G/A                 Page 2 of  5  Pages


1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Lenox Savings Bank
           Employee Stock Ownership Plan

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Ohio

          NUMBER OF           5       SOLE VOTING POWER
           SHARES                          24,051
        BENEFICIALLY
          OWNED BY            6       SHARED VOTING POWER
            EACH                            9,266
          REPORTING
           PERSON             7       SOLE DISPOSITIVE POWER
            WITH                           33,317

                              8       SHARED DISPOSITIVE POWER
                                             -0-

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    33,317

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               11.7% of 285,028 shares of Common Stock outstanding as of December 31, 1999.

12        TYPE OF REPORTING PERSON*
                    EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                               LENOX SAVINGS BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G/A

Item 1(a)         Name of Issuer:
                  Lenox Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  5255 Beech Street
                  Cincinnati, Ohio 45217

Item 2(a)         Name of Person Filing:
                  Lenox Savings Bank
                  Employee Stock Ownership Plan
                  Trustee:   First Bankers Trust, Co., N.A.
                             1201 Broadway
                             Quincy, Illinois 62301

Item 2(b)         Address of Principal Business Offices or, if none, Residence:
                  5255 Beech Street
                  Cincinnati, Ohio 45217

Item 2(c)         Citizenship:
                  Ohio chartered stock savings institution's employee stock benefit plan organized in Ohio.

Item 2(d)         Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)         CUSIP Number:  526253-10-9

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1999, the reporting person beneficially owned 33,317 shares of the issuer. This number of shares represents 11.7% of the common stock, par value $ .01, of the issuer, based upon 285,028 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 24,051 shares and shares voting power over 9,266 shares. The reporting person has the sole power to dispose or direct the disposition of 33,317 shares of common stock.



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Item 5         Ownership of Five Percent or Less of a Class.

               N/A

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               N/A

Item 8         Identification and Classification of Members of the Group.

               N/A

Item 9         Notice of Dissolution of Group.

               N/A



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Item 10           Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 11, 2000
                  --------------------------------------------
                                     (Date)

                                /s/ Carmen Walch
                  --------------------------------------------
                                   (Signature)

                                  Carmen Walch
                    First Banker Trust Co., N.A., as Trustee
                  --------------------------------------------
                                  (Name/Title)




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